UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: MassMutual Advantage Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code): 1295 State Street, Springfield, MA 01111

Telephone Number (including area code): 413-744-1000

Name and address of agent for service of process:

Andrew M. Goldberg, Esq., Vice President, Secretary, and Chief Legal Officer, MassMutual Advantage Funds, 1295 State Street, Springfield, MA 01111

with copies to: Timothy W. Diggins, Esq., Ropes & Gray LLP, The Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☑ Yes	☐ No

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

NOTICE

A copy of the Agreement and Declaration of Trust of MassMutual Advantage Funds (the “Trust”), together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, employees, or agents of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Springfield and the Commonwealth of Massachusetts on the 1st day of June 2021.

MassMutual Advantage Funds

/s/ Andrew M. Goldberg

By: Andrew M. Goldberg

Title: Vice President, Secretary, and Chief Legal Officer

ATTEST:	/s/ Jill Nareau Robert

By: Jill Nareau Robert

Title: Vice President and Assistant Secretary